[redacted]

14048868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERTIGROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 GULF OF MEXICO BLVD.
(No. and Street)

MARATHON	FLORIDA	33050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN WERBNER (800) 324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN WERBNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERTIGROUP, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

Notary Public

Notary Public State of Florida
JoAnn N Wagner
My Commission EE111152
Expires 07/29/2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

CERTIGROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholder
of Certigroup, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Certigroup, Inc. (a Texas Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2,3 and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2,3 and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 30, 2014

EXHIBIT "A"

CERTIGROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$ 237,578	
Certificates of Deposit, Maturing Through March, 2015	469,155	
Accounts Receivable	17,095	
Property and Equipment, net of Accumulated Depreciation of $ 12,393	-	
TOTAL ASSETS		$ 723,828

LIABILITIES AND STOCKHOLDER'S EQUITY

Subordinated Debentures Payable to Stockholder Due on December 31, 2017	$ 350,000	
Accounts payable	-	
Total Liabilities		$ 350,000
STOCKHOLDER'S EQUITY		
Common Stock, $.10 par value, Authorized, Issued and Outstanding 100,000 shares	$ 10,000	
Retained Earnings	363,828	
Total Stockholder's Equity		373,828
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 723,828

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

CERTIGROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Management Fees	$ 196,045	
Commissions	9,890	
Interest	3,619	
Total Revenues		$ 209,554
OPERATING EXPENSES		
Co-Brokerage and Contract Labor Costs	$ 33,245	
Professional Fees	27,392	
Rental	3,600	
Depreciation	173	
Other Operating Expenses	23,672	
Total Operating Expenses		88,082
PROFIT FROM OPERATIONS		$ 121,472
INTEREST EXPENSE		63,000
NET PROFIT		$ 58,472

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

CERTIGROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Retained	Stockholder's
	Shares	Amount	Earnings	Equity
Balance - January 1, 2013	100,000	$ 10,000	$ 365,356	$ 375,356
Distribution to Stockholder	-	-	(60,000)	(60,000)
Net Profit for the Period	-	-	58,472	58,472
Balance - December 31, 2013	100,000	$ 10,000	$ 363,828	$ 373,828

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

CERTIGROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net Profit	$ 58,472	
Adjustments to Reconcile Net Profit to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	173	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	15,827	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 74,472
INVESTING ACTIVITIES		
(Increase) in Certificates of Deposit	$ (4,491)	
NET CASH (USED IN) INVESTING ACTIVITIES		(4,491)
FINANCING ACTIVITIES		
Cash Distribution to Stockholder	$ (60,000)	
NET CASH (USED IN) FINANCING ACTIVITIES		(60,000)
INCREASE IN CASH		$ 9,981
CASH AT BEGINNING OF YEAR		227,597
CASH AT END OF YEAR		$ 237,578
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 63,000

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Accounts Receivable - The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight line method of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Income Taxes - No provision for income taxes has been provided as the Company and its stockholder have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on his respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2013, the Company's net capital was $ 691,733, which was $441,733 in excess of its required net capital of $250,000. At December 31, 2013, the Company's net capital ratio was 0 to 1. At no time during the year ended December 31, 2013, was the Company's net capital short of its minimum requirement.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013, the Company was fully insured for the balance in its account. The Company also maintains certain certificates of deposit at four (4) different financial institutions. As of December 31, 2013, the company was fully insured for the balances of the certificates of deposit.

NOTE 5 - SUBORDINATED DEBENTURES

On June 17, 1998, Norman Werbner, the 100% owner and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. On December 5, 2013, with the approval of the proper regulatory authorities the maturity date was extended until December 31, 2017. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On December 5, 2013, with the approval of the proper regulatory authorities the maturity date was extended until December 31, 2017. Interest on this subordinated debenture is 18% per annum and is payable monthly.

NOTE 6 - RELATED PARTY TRANSACTION

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive on December 31, 2016, the sum of $100,000 plus the reimbursement of expenses paid by the Company for the product's development. If the cumulative net income generated by the sales of this product through December 31, 2016, are less then $100,000, then the Company will accept the lesser amount as full payment under this agreement.

As of the date of these financial statements, no revenues had been generated by the sale of this product. During the year ended December 31, 2013, the Company incurred expenses of $ 23,392, which are included in the Company's statement of operations on Exhibit "B" under the caption of professional fees. The Company can elect not to pay the future development costs in which case it would forfeit its rights to future payments to be received under this agreement.

NOTE 7 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through January 30, 2014, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Stockholder's Equity		$ 373,828
Add: Liabilities Subordinated to Claims of General Creditors		350,000
Total Capital and Allowable Subordinated Loans		$ 723,828
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Accounts Receivable	$ 17,095	
2. Net Property and Equipment	-	
3. Prepaid Expenses	-	17,095
Net Capital Before Haircuts on Security Positions		$ 706,733
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ 15,000	
b. Debt Securities	-	
c. Options	-	
d. Other Securities	-	15,000
Net Capital		$ 691,733

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition

Accounts Payable	$ -	
Accrued Salaries, Commissions, and Other Expenses	-	
Total Aggregate Indebtedness		$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ -
Minimum Net Capital Requirement	$ 250,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 441,733
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Capital Requirement	$ 391,733
Percentage of Aggregate Indebtedness to Net Capital	0.00%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

CERTIGROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance, Beginning of Year	$ 350,000
Additions	-
Decreases	-
Balance, End of Year	$ 350,000

SCHEDULE 3

CERTIGROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company is exempt from the reserve requirement computation under rule 15c3-3 per the the Company's continuing membership agreement with FINRA dated July 21, 1998.

CERTIGROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

As of December 31, 2013, all customers' fully-paid securities were in the Company's possession and control as required by rule 15c3-3 under section (K) (2) (ii) of the rule. The Company is exempt from the reserve requirement computation under rule 15c3-3 per the Company's continuing membership agreement ewith FINRA dated July 21, 1998.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
Certigroup, Inc.

In planning and performing our audit of the financial statements of Certigroup, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 30, 2014